50 4/4/03

03015386

SECURITIE 03015386 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2003
WASH, D.C.
155

SEC FILE NUMBER
8- 23612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asset Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 S. Peters Road, Bldg. A
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul K. Fain, III (865)690-1231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMurry & Company, P.C., CPA's
(Name – *if individual, state last, first, middle name*)

408 Northshore Drive	Knoxville	TN	37919
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul K. Fain, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Planning Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KATHY PATTY
MY COMMISSION EXPIRES
NOTARY PUBLIC AT LARGE
7-30-2005
KNOX COUNTY, TN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

ASSET PLANNING CORPORATION

December 31, 2002

TABLE OF CONTENTS

McMURRY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

DIRECTORS
Martha D. McMurry, CPA
Teresa J. Newby, CPA

CERTIFIED PROFESSIONALS
Helen H. Boring, CPA
Sharon S. Broyles, CPA
S. Elizabeth Gerkin, CPA
Diana K. Tonn, CPA

INDEPENDENT AUDITORS' REPORT

March 27, 2003

Board of Directors
Asset Planning Corporation
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Asset Planning Corporation (a Tennessee corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Planning Corporation at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMurry & Company, P.C.

MCMURRY & COMPANY, P.C.
Certified Public Accountants

408 Northshore Drive Knoxville Tennessee 37919 Phone: 865.584.8871 Fax: 865.584.6517

ASSET PLANNING CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents:		
Cash in banks	$	33,914
Money market funds		56,858
		90,772
Accounts receivable		103,693
Receivables from brokers/dealers		2,829
Miscellaneous receivable		250
Due from employee		11,114
Due from related parties		126
Prepaid expenses		2,702
Deferred income tax benefit		700
Property, equipment and software, net of accumulated depreciation and amortization		86,837
Deposits		200
	$	299,223
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	6,952
Accrued salaries and wages		2,410
Accrued profit sharing contribution		10,000
Accrued federal income taxes		1,965
Accrued state franchise and excise taxes		1,173
Deferred income taxes payable		7,300
		29,800
STOCKHOLDERS' EQUITY		
Common stock - 1,000 shares authorized, with 500 shares issued and outstanding, no par value		1,000
Additional paid in capital		5,000
Retained earnings		263,423
		269,423
	$	299,223

The accompanying notes are an integral part of these financial statements.

ASSET PLANNING CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2002

REVENUES		
Fees for account supervision and advisory services	$	404,481
Real estate and management fees		120,932
Securities commissions		69,099
Insurance commissions		18,588
Investment income		454
		613,554
EXPENSES		
Salaries and related expenses		373,070
Depreciation and amortization		23,362
Marketing		9,397
Office supplies and postage		38,811
Other operating expenses		36,692
Professional and consulting fees		23,182
Regulatory fees		2,802
Rent		34,936
Repairs and maintenance		15,390
Subscriptions, library		3,954
Taxes		4,313
Telephone and utilities		23,498
		589,407
INCOME BEFORE PROVISION FOR INCOME TAX		24,147
PROVISION FOR INCOME TAXES		5,444
NET INCOME	$	18,703

The accompanying notes are an integral part of these financial statements.

ASSET PLANNING CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

	Totals	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCES AT BEGINNING OF THE YEAR	$ 250,720	$ 1,000	$ 5,000	$ 244,720
Net income for the year	18,703	-	-	18,703
BALANCES AT END OF THE YEAR	$ 269,423	$ 1,000	$ 5,000	$ 263,423

The accompanying notes are an integral part of these financial statements.

ASSET PLANNING CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	18,703
Adjustments to reconcile net income to net cash provided by operations:		
Provision for depreciation, amortization		23,362
Deferred income tax expense		3,200
(Increase) decrease in:		
Customer accounts receivable		(8,466)
Prepaid expenses		(352)
Receivables from brokers/dealers		11,825
Employee advances		(11,114)
Related party receivables		484
Increase (decrease) in:		
Accounts payable and accrued expenses		(23,573)
Accrued franchise and excise taxes		262
Accrued federal income taxes		1,562
NET CASH PROVIDED BY OPERATING ACTIVITIES		15,893
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(31,230)
NET CASH USED BY INVESTING ACTIVITIES		(31,230)
NET DECREASE IN CASH		(15,337)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		106,109
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$	90,772
SUPPLEMENTAL DISCLOSURES:		
Income taxes paid:		
Federal	$	403
State		-
Interest paid		-

The accompanying notes are an integral part of these financial statements.

ASSET PLANNING CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Asset Planning Corporation is a broker-dealer registered with the Securities and Exchange Commission and member of the National Association of Securities Dealers. The Company is an independent, privately owned firm established in 1975. The Company provides financial planning and related services to customers located in the East Tennessee area.

Basis of Presentation

The financial statements are prepared using the accrual method of accounting and accounting practices applicable to broker and dealers in securities. Customers' securities transactions and related commission income are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers all money market funds and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense. Based upon the status of current individual accounts, no valuation allowance was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Years
Leasehold improvements	15
Furniture and fixtures	7-10
Office equipment	5-7
Computer hardware and software	3-5

Expenditures for normal repairs and maintenance are charged to operations as incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

Income taxes are provided for the tax effects of transactions in the financial statements and consist of taxes currently due plus deferred taxes relating to the future tax consequences of differences between book and tax bases of various assets and liabilities, primarily relating to differences in methods of depreciating property and equipment.

NOTE B – PROPERTY, EQUIPMENT AND SOFTWARE

Property and equipment at December 31, 2002 consists of the following:

Furniture and equipment	$ 118,111
Leasehold improvements	50,686
	168,797
Less accumulated depreciation	(90,880)
	77,917
Computer software, net of accumulated amortization of $19,801	8,919
Total property and equipment	$ 86,836

NOTE C - INCOME TAXES

The income tax expense/benefit reflected in the statement of operations consists of the following:

	Federal	State	Total
Current income taxes	$ 1,965	$ 279	$ 2,244
Deferred income tax expense	1,800	1,400	3,200
Total income tax expense	$ 3,765	$ 1,679	$ 5,444

Charitable contribution carryforwards totaling $3,164 are available to offset future federal income taxes, expiring as follows: $1,247 in 2005; $1,917 in 2006. Current year federal and state taxable income was reduced by a Section 179 carryover from prior years of $1,234. The Company also utilized net operating loss carryforwards from prior years of $9,294 to offset current year state taxable income.

A deferred tax liability of $7,300 has been recognized for the temporary differences related to the difference in the book and tax bases of property and equipment. A deferred tax asset of $700 has been recorded to reflect the future benefits to be received from the utilization of charitable contribution carryforwards. It is anticipated that the carryforwards will be utilized in full before expiration; therefore, no valuation allowance for the related deferred tax asset has been provided.

ASSET PLANNING CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE D - RELATED PARTY TRANSACTIONS

The company leases facilities under a one-year lease agreement with one of its stockholders. Total rent paid under the agreement during 2002 was $34,936.

The Company receives real estate commissions and management fees from partnerships related through common ownership. The Company received $120,932 for those services during 2002, and had a receivable of $126 from related partnerships on December 31, 2002. In addition, the Company is the custodian of an escrow account owned by various partnerships. The cash escrow balance of $5,147 and the offsetting liability to the partnerships are not reflected in the Company's assets and liabilities as of December 31, 2002.

NOTE E - RETIREMENT PLANS

The Company has a profit-sharing retirement plan covering all of its employees with more than one year of service and who have attained 21 years of age. Contributions are made at the discretion of management and are allocated based on employee compensation. The Company elected to contribute $10,000 to the plan for the year ended December 31, 2002.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. At December 31, 2002, the Company's net capital amounted to $67,135, and exceeded the capital requirement by $62,135.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The actual net capital ratio was .34 to 1. The minimum net capital requirement may restrict the payment of dividends.

NOTE G – DUE FROM EMPLOYEE

The balance sheet reflects $11,114 as due from an employee at December 31, 2002. This amount represents outstanding unauthorized cash and payroll advances to the employee during the year, as well as amounts receivable due to unauthorized payments of the employee's personal expenses using Company funds. The amounts that had been advanced or expended were discovered in February 2003, and the employee, who had been in a position of financial authority, was immediately terminated. The employee repaid the total amount reflected as due to the Company in March 2003.

ASSET PLANNING CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2002

Total stockholder's equity (from Statement of Financial Condition)	$	269,423
Additions:		
Deferred income tax liabilities, resulting from non-allowable assets		7,300
		276,723
Deductions:		
Nonallowable assets and adjustments:		
Unsecured accounts receivable		118,012
Property, plant and equipment, net of accumulated depreciation		86,837
Other assets and prepaid expenses		3,602
Haircuts on money market fund		1,137
		209,588
NET CAPITAL	$	67,135
Total liabilities (from Statement of Financial Position)	$	29,800
Deduction - deferred tax liability		7,300
TOTAL AGGREGATE INDEBTEDNESS	$	22,500
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	62,135
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	64,885
Ratio of aggregate indebtedness to net capital		.34 to 1

See accountants' report.

ASSET PLANNING CORPORATION

RECONCILIATION OF AUDITED NET CAPITAL TO ORIGINAL FILING

For the Year Ended December 31, 2002

Net capital as reported on Company's FOCUS report, Form X-17A-5, dated January 22, 2003	$	94,271
Audit adjustments and reclassifications affecting stockholder's equity:		
Cash and money market funds		(11,594)
Receivables from customers, broker-dealers, others		17,198
Property, plant, and equipment		(20,859)
Other assets		(1,248)
Accounts payable, accrued liabilities, and expenses		(22,840)
		(39,343)
Audit adjustments that decreased non-allowable assets		4,909
Adjustment to haircuts on money market funds		(2)
Deferred tax liability not added back to net capital on original filing		7,300
AUDITED NET CAPITAL	$	67,135

See accountants' report.

ASSET PLANNING CORPORATION

EXEMPTION FROM REQUIREMENTS PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2002

The Company claims exemption from Rule 15c3-3 based upon subsection (k)(1) – Limited business (mutual funds and/or variable annuities only).

See accountants' report.

McMURRY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

DIRECTORS
Martha D. McMurry, CPA
Teresa J. Newby, CPA

CERTIFIED PROFESSIONALS
Helen H. Boring, CPA
Sharon S. Broyles, CPA
S. Elizabeth Gerkin, CPA
Diana K. Tonn, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

March 27, 2003

Board of Directors
Asset Planning Corporation
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Asset Planning Corporation (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

408 Northshore Drive Knoxville Tennessee 37919 Phone: 865.584.8871 Fax: 865.584.6517

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Asset Planning Corporation, for the year ended December 31, 2002, and this report does not affect our report thereon dated March 27, 2003. The following is a description of the material weaknesses regarding corporate assets that have come to our attention and the corrective action taken:

> During our examination of the financial statements, we found evidence that internal controls had been intentionally over-ridden by an employee who had significant financial authority. The controls overridden were not immediately evident due to the absence of segregation of duties because of the relatively small size of the Company's staff. Unauthorized advances and purchases for the personal benefit of a member of management were accomplished by the inappropriate use of a signature stamp to sign Company checks. The signature stamp had been acquired in order to facilitate the signing of mass mailings to current and potential customers. Another material weakness noted was the intentional falsification of bank account reconciliations during the year. The Company's bank accounts were re-reconciled for the entire year of 2002 and through February 2003 in order to isolate the impact of the breach of controls that occurred during the year, and the Company's financial statements reflect information that has been adjusted for any amounts that had initially been recorded improperly. Procedures were performed on prior year financial information to ascertain that the control breach only impacted the current fiscal year.
>
> Management has taken corrective action to ensure that these control failures do not recur in the future. Segregation of duties consistent with appropriate control objectives has been enhanced. The Company no longer employs the individual involved in the control failure. The signature stamp has been removed and destroyed. An independent consulting accountant (who is not a member of the Company's auditing firm) has been engaged to perform the monthly reconciliation of the cash accounts beginning in March 2003. There is no indication that there were material inadequacies in procedures for safeguarding securities. There is no indication that the condition of the broker-dealer's records is such that it endangers its ability to supervise its registered representatives and their handling of customers' account. There is no indication that the broker-dealer is in violation of the net capital requirements specified in SEC rule 15c3-1 or the Company's exemption from SEC rule 15c3-3. The Company has no significant financial problems, and the recordkeeping problems detected, though significant, have already been corrected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives, except for the material weaknesses described above, which have been mitigated as of the date of this report.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMurry & Company, P.C.

MCMURRY & COMPANY, P.C.
Certified Public Accountants